Exhibit 99.1

Indonesia’s Consumer Protection Agency and Elong Power Enter into Strategic Cooperation Agreement

Elong Power Holding Limited (“Elong Power” or the “Company”) (Nasdaq: ELPW), a Nasdaq-listed company engaged in both high-power battery and energy storage system sectors, today announced that it has entered into a strategic cooperation agreement with the Consumer Protection Agency of the Republic of Indonesia (BPKN). The agreement aims to address electricity access issues in Indonesia and promote the development of the country’s new energy industry. The agreement manifests the intent of the parties to cooperate on power systems, but it does not constitute a binding commitment for the purchase of products or services.

Under the agreement, BPKN will coordinate with relevant national agencies to invest no less than US$1 billion in the construction of integrated solar-plus-storage off-grid power systems for residents of Indonesia’s islands and rural areas, with Elong Power to provide comprehensive solutions. BPKN will also formulate policies to support the large-scale application of lithium battery energy storage systems for green energy consumption, as well as the green electrification of Indonesia’s mining industry and the electrification of mining equipment, with Elong Power to provide technical support and product solutions. Additionally, Elong Power will assist BPKN in attracting advanced Chinese new energy companies to invest in Indonesia, accelerating the industrialization of Indonesia’s new energy sector.

This strategic cooperation represents a significant milestone in Elong Power’s global expansion strategy and underscores its commitment to fostering sustainable development in emerging markets. The collaboration is projected to catalyze the growth of Indonesia’s new energy sector. However, there can be no assurance that the strategic cooperation will result in binding purchase orders for Elong Power.

About Elong Power

Elong Power Holding Limited, a Cayman Islands exempted company, is committed to the research and development, manufacturing, sales and service of high-power lithium-ion batteries for electric vehicles and construction machinery, as well as large-capacity, long-cycle lithium-ion batteries for energy storage systems. Elong Power is led by Ms. Xiaodan Liu, Elong Power’s Chairwoman and CEO.

Elong Power has a comprehensive product and technology system that includes battery cells, modules, system integration, and battery management system development, based on high-power lithium-ion batteries and battery system products for long-cycle energy storage devices. Elong Power offers advanced energy applications and full life cycle services. Its product portfolio includes products utilizing lithium manganese oxide and lithium iron phosphate, among others, to meet the needs of high-power applications and energy storage applications in various scenarios.

Forward-looking Statements

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products offered by Elong Power and the markets in which it operates, and Elong Power’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: whether the strategic cooperation with BPKN generates binding purchase orders for Elong Power’s products or services; changes in economic, political or business conditions in Indonesia generally or in its electrical power industry; the ability of Elong Power to maintain the listing of its securities on Nasdaq; the fact that the price of Elong Power’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Elong Power operates; variations in performance across competitors; changes in laws and regulations affecting Elong Power’s business and changes in its capital structure; the ability to implement business plans, meet forecasts and other expectations; its need for substantial additional funds; the parties’ dependence on third-party suppliers; risks relating to the results of research and development activities, market and other conditions; its ability to attract, integrate, and retain key personnel; risks related to its growth strategy; risks related to patent and intellectual property matters; and the ability to obtain, perform under and maintain financing and strategic agreements and relationships. Accordingly, these forward-looking statements do not constitute guarantees of future performance, and you are cautioned not to place undue reliance on these forward-looking statements. Risks regarding Elong Power’s business are described in detail in Elong Power’s SEC filings which are available on the SEC’s website at www.sec.gov, including in Elong Power’s Shell Company Report on Form 20-F and Elong Power’s subsequent filings with the SEC. These forward-looking statements speak only as of the date hereof, and Elong Power expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law.

Elong Power Investor Contact

ir@elongpower.com